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                                                                    EXHIBIT 99.2

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350
                             As Adopted Pursuant to
                  Section 906 of the Sarbanes-Oxley Act of 2002

              In connection with the Annual Report and Transition Report on Form 20-F of Silverline Technologies Limited (the "Company") for the fiscal year ended March 31, 2002, and the transition period from April 1, 2002 to June 30, 2002, as filed with the Securities and Exchange Commission on the date hereof, I, Krishna K. Subramanian, Acting Chief Financial Officer and Executive for International Initiatives and of the Company, certify, pursuant to 18 U.S.C.
(S)1350, as adopted pursuant to (S)906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:  February 15, 2003       By:   /s/ Krishna K. Subramanian
                                    --------------------------------------------
                                    Krishna K. Subramanian
                                    Acting Chief Financial Officer and
                                    Executive for International Initiatives and
                                    (Principal Financial and Accounting Officer)


     This certification accompanies this Annual Report and Transition Report on Form 20-F pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.